Standard Chartered

Standard Chartered PLC
Group Secretary's Department
1 Aldermanbury Square
London EC2V 7SB
Telephone +44 (0)20 7280 7500
Fax +44 (0)20 7280 7112

02 JAN 28 AM 8:50

Securities and Exchange Commission
450 Fifth Street, NW,
Washington, DC 20549

6 December 2001

02002761

SUPPL

Ladies and Gentlemen,

Re: File No. 82-5188
Standard Chartered PLC
Standard Chartered Bank

Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

The enclosed information is furnished to you, pursuant to Rule 12g3-2(b) for each of Standard Chartered PLC (File No. 82-5188) and Standard Chartered Bank, its wholly owned subsidiary.

Please acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to us using the self addressed envelope enclosed.

Yours sincerely,

For each of
STANDARD CHARTERED PLC
STANDARD CHARTERED BANK

PROCESSED
FEB 06 2002
THOMSON FINANCIAL

By:
Name: T C Skippen
Title: Assistant Secretary

Enc.

T:\SECRETAR\TS\cc\cc2802ts.doc

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82-5188

status list

Announcement Details

Company	Headline	Embargo	Last Update	Replac
Standard Chartered PLC	Re Directorate		07:15 29 Nov 01	

Full Announcement Text

RNS Number:8914N
Standard Chartered PLC
29 November 2001

The Board of Standard Chartered PLC announces that Rana Talwar has resigned as a Director and Group Chief Executive with immediate effect.

The Board wishes to thank Rana for his invaluable contribution to the Group. He took decisive action to build and strengthen the franchise, and was responsible for the landmark acquisitions of Grindlays and Chase's consumer business in Hong Kong.

Rana Talwar said: "I have relished the challenges of the last three years transforming the Group. I remain confident that the Group has the right strategy and direction and will continue to flourish. I recognise that now is an appropriate time to move on. After working for 33 years in the industry, I look forward to taking a break before considering other opportunities. I wish the Group well."

Mervyn Davies has been appointed as Group Chief Executive with immediate effect. Mervyn joined Standard Chartered in 1993 and joined the Board in 1997. For the past four years he has been resident in Hong Kong with responsibility for the Group's largest market. He is also responsible for technology and operations. He will be based in London.

For further information please contact:

Pamela McGann, Group Head External Affairs	+44 (0)20 7280 7245
Tim Halford, Director of Corporate Affairs	+44 (0)20 7280 7159
Stephen Seagrove, Head of Investor Relations	+44 (0)20 7280 7164

www.standardchartered.com

Photographs of the new Chief Executive are available for the media at www.newscast.co.uk.

END

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FILE No — 82-5188

Announcement Details

Company	Headline	Embargo	Last Update	Replac
Standard Chartered PLC	Stmnt re Press Comment		07:19 26 Nov 01	

Full Announcement Text

RNS Number:6716N
Standard Chartered PLC
26 November 2001

Standard Chartered PLC announces that following speculation in the press over the past two weekends, the Board states that it has never been and is not in any discussions regarding the sale of the company.

Furthermore, the Board has not received representations from shareholders to enter into any such discussions

For further information contact:

Pamela McGann, Group Head of External Affairs, Standard Chartered PLC
Tel: 020 7280 7245

Tim Halford, Group Corporate Affairs Director, Standard Chartered PLC
Tel: 020 7280 7159

Stephen Seagrove, Head of Investor Relations, Standard Chartered PLC
Tel: 020 7280 7164

END

82-5188 ~~RNS 7996L~~

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

LORD STEWARTBY

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

RBSTB NOMINEES

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

REINVESTMENT OF A DIVIDEND IN A GENERAL NON DISCRETIONARY PEP

7) Number of shares/amount of stock acquired:

51

8) Percentage of issued class:

0.000005%

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

ORDINARY SHARES OF USD0.50 EACH

12) Price per share:

730p

13) Date of transaction:

12 OCTOBER 2001

14) Date company informed:

17 OCTOBER 2001

15) Total holding following this notification:

14,635

16) Total percentage holding of issued class following this notification

0.00130%

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

N/A

18) Period during which or date on which exercisable:

N/A

19) Total amount paid (if any) for grant of the option:

N/A

20) Description of shares or debentures involved: class, number:

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22) Total number of shares or debentures over which options held following this notification:

N/A

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

TERRY SKIPPEN

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

....

Date of Notification: 18 OCTOBER 2001